UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

REED’S, INC.

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

758338305

(CUSIP Number)

Ruba Qashu

Barton LLP

100 Wilshire Suite 1300, Los Angeles CA 90401

(949) 355-5405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 758338305

1.	Names of Reporting Persons: John J. Bello I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: US

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 233,481 (1)
	8.	Shared Voting Power: 385,244 (2)
	9.	Sole Dispositive Power: 233,481 (1)
	10.	Shared Dispositive Power: 385,244 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 618,725
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 2.0% (3)
14.	Type of Reporting Person (See Instructions): IN

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(1) Includes 25,087 Shares held by the Bello Family Partnership, Shares underlying 58,555 exercisable warrants held in name of Reporting Person, 2,318 Share held in Reporting Person’s personal IRA, 20 Shares underlying exercisable stock options held by Reporting Person and 200,201 Shares held in Reporting Person’s Name.

(2) Reporting Person shares voting and dispositive control of 385,244 Shares including 38,685 Shares underlying warrants held by the John and Nancy Bello Revocable Trust with co-trustee and spouse, Nancy Bello.

(3) The calculation is based upon a denominator of 30,762,625 which includes (i) 8,187,291 Shares outstanding as of September 30, 2024 as disclosed in the Issuer’s Form 10-Q filed on November 14, 2024, (ii) 97,240 Shares issuable upon exercise of warrants, (iii) 20 Shares underlying stock options, and (iv) 22,478,074 Shares issued on November 19, 2024 pursuant to the Issuer’s Exchange Agreement with D&D Source of Life Holding, Ltd.

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on May 20, 2020, as previously amended on June 7, 2023, December 13, 2023, April 2, 2024 and October 8, 2024 (the “Schedule 13D). This Amendment relates to the common stock, par value $0.0001 per share, of Reed’s, Inc., Inc. (the “Common Stock”), a Delaware corporation (the “Issuer”). The Reporting Person is filing this Amendment due to a material change in the issued and outstanding shares of Common Stock of the Issuer. As a result, the Reporting Person ceased to be the beneficial owner of more than 5.0% of the Issuer’s Common Stock on November 20, 2024.

Item 2.	Identity and Background.

Items 2(b) and 2(c) are hereby amended by replacing them in their entirety with the following:

(b)	The Reporting Person’s residence address is 40693 N. 97th, Street, Scottsdale, AZ 85262.

(c)	The Reporting Person resigned from his position as Chairman of the board of directors of the Issuer on October 28, 2024.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) is hereby amended by replacing it in their entirety with the following:

(e) The Reporting Person ceased to be the beneficial owner of more than 5.0% of the Issuer’s Common Stock on November 20, 2024.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2024

By:	/s/ John J. Bello
John. J. Bello

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